DYNAMOTIVE ENERGY SYSTEMS CORPORATION

Angus Corporate Center	877.863.2268 – Toll Free
230 – 1700 West 75th Ave	604.267.6000 – Telephone
Vancouver BC	604.267.6005 – Facsimile
Canada V6P 6G2	www.dynamotive.com

NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The financial statements of Dynamotive Energy Systems Corporation and the accompanying interim consolidated balance sheet as at March 31, 2007 and the interim consolidated statements of loss, deficit and cash flows for the three months period then ended are the responsibility of the Company’s management. These consolidated financial statements have not been reviewed on behalf of the shareholders by the independent external auditors of the Company.

The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with Canadian generally accepted accounting principles.

/s/ R. Andrew Kingston	/s/ Brian Richardson
R. Andrew Kingston	Brian Richardson
President & Chief Executive Officer	Chief Financial Officer
Vancouver, Canada	Vancouver, Canada
May 23, 2007	May 23, 2007

DYNAMOTIVE ENERGY SYSTEMS CORPORATION
Unaudited Interim Consolidated Financial Statements
For the three months ended March 31, 2007
(In U.S. Dollars)

Contents

Dynamotive Energy Systems Corporation

Unaudited Consolidated Balance Sheets
(expressed in U.S. dollars)

	March 31,	December 31,
	2007	2006
	(Unaudited)	(Audited)
	$	$

ASSETS
Current
Cash and cash equivalents	4,387,094	9,346,534
Accounts receivable	835,548	474,903
Government grants receivable	1,100,649	1,087,910
Prepaid expenses and deposits	246,311	467,413
Total current assets	6,569,602	11,376,760
Capital assets	35,413,737	26,362,390
Patents	250,422	253,912
Other assets	101,815	100,637
TOTAL ASSETS	42,335,576	38,093,699

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [Note 3]	6,735,092	6,438,287
Total current liabilities	6,735,092	6,438,287
Deferred revenue [Note 4]	520,000	520,000
Total liabilities	7,255,092	6,958,287

Non-controlling interest	1,341,359	1,354,923
Shareholders’ equity
Share capital	91,634,987	85,127,873
Shares to be issued [Note 5c]	1,156,438	1,741,339
Contributed surplus	17,745,169	16,800,527
Cumulative translation adjustment	(458,593)	(789,471)
Deficit	(76,338,876)	(73,099,779)
Total shareholders’ equity	33,739,125	29,780,489
TOTAL LIABILITIES AND SHAREHOLDERS’
EQUITY	42,335,576	38,093,699

The accompanying notes are an integral part of these financial statements

Approved on behalf of the Board:
“R. Andrew Kingston”	Director	“Richard C H Lin”	Director

Dynamotive Energy Systems Corporation

Unaudited Consolidated Statements Of Loss
(expressed in U.S. dollars)

	Three Months Ended
	March 31,
	2007	2006
		Restated
	$	$

EXPENSES
Marketing and business development	346,228	572,598
Research and development	893,721	1,020,850
General and administrative expenses	2,093,740	1,550,918
Depreciation and amortization	30,206	23,511
Interest expense	53	269,302
Exchange (gain) loss	(16,642)	(99,237)
	3,347,306	3,337,942
Loss from operations	(3,347,306)	(3,337,942)

Interest and other income	79,234	40,048
Loss before non-controlling interest	(3,268,072)	(3,297,894)

Non-controlling interest	28,975	—
Net loss for the period	(3,239,097)	(3,297,894)

Weighted average number of common
shares outstanding	177,602,251	131,906,042

Basic and diluted loss per common share	0.02	0.03
The accompanying notes are an integral part of these financial statements.

Unaudited Consolidated Statements Of Deficit
(expressed in U.S. dollars)

	Three Months Ended
	March 31,
	2007	2006
		Restated
	$	$

Deficit, beginning of period	(73,099,779)	(58,847,397)
Loss for the period	(3,239,097)	(3,297,894)
Deficit, end of period	(76,338,876)	(62,145,291)
See accompanying notes

Dynamotive Energy Systems Corporation

Unaudited Consolidated Statements Of Cashflow
(expressed in U.S. dollars)

	Three Months Ended
	March 31,
	2007	2006
		Restated
	$	$

OPERATING ACTIVITIES
Loss for the period	(3,239,097)	(3,297,894)
Add items not involving cash:
Amortization and depreciation	30,206	23,511
Interest-accretion on convertible loan	—	181,090
Stock based compensation	835,254	1,308,252
Non-controlling interest	(28,975)	—
Translation (Gain) loss	(16,642)	(99,237)
Net change in non-cash working capital balances related to
operations [note 7]	105,602	490,093
Cash used in operating activities	(2,313,652)	(1,394,185)

FINANCING ACTIVITIES
Increase of Joint-Venture deposit received	—	500,000
Increase in government grants receivable	—	(1,097,683)
Increase in deferred revenue	—	400,000
Share capital issued	5,901,254	7,737,284
Shares to be issued	94,857	5,077,915
Cash provided by financing activities	5,996,111	12,617,516

INVESTING ACTIVITIES
Increase in patent costs	—	(3,635)
Purchase of capital assets (net of government grants)	(8,660,588)	(1,162,062)
Decrease in restricted cash	—	172,813
Cash used in investing activities	(8,660,588)	(992,884)

Increase (decrease) in cash and cash equivalents from
continuing operations	(4,978,129)	10,230,447
Effects of foreign exchange rate changes on cash	18,689	38,706
Increase (decrease) in cash and cash equivalents during
the period	(4,959,440)	10,269,153
Cash and cash equivalents, beginning of period	9,346,534	1,428,468
Cash and cash equivalents, end of period	4,387,094	11,697,621

The accompanying notes are an integral part of these financial statements.

Dynamotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2007 and 2006	(in U.S. dollars)

1.	DESCRIPTION OF BUSINESS

In this Report, unless the context otherwise requires, the terms the "Company" and "Dynamotive" refer to Dynamotive Energy Systems Corporation and its subsidiaries. The Company is listed on the over-the-counter bulletin board (OTCBB) under the symbol: DYMTF.OB. The executive office of the Company is Suite 230 – 1700 West 75th Avenue, Vancouver, British Columbia, Canada V6P 6G2 (Telephone: 1-604-267-6000).

Dynamotive was incorporated on April 11, 1991 under the laws of the Province of British Columbia. The Company changed its name from Dynamotive Technologies Corporation on June 26, 2001. Dynamotive is focused on the development of innovative energy solutions on its patented fast pyrolysis system. The Company’s focus is to commercialize its patented BioOil production technology and establish this technology for production of BioOil clean fuels.

Dynamotive Energy Systems Corporation (the “Company” and or “Dynamotive”) is commercializing a biomass-to-liquid fuel conversion using a process known as “Fast Pyrolysis” which uses biomass or biomass waste feedstocks to produce BioOil as a fuel and char. BioOil is a clean, renewable fuel which can replace natural gas, diesel and other fossil fuels in certain applications to produce power, mechanical energy and heat in industrial boilers, fuel gas turbines and other industrial applications. The Company aims to unleash significant amounts of energy production, in the form of BioOil fuels, based upon utilization of abundant biomass waste streams from agricultural and forest operations and other post-industrial biomass residues. The process of biomass to energy conversion is sustainable, renewable and greenhouse gas neutral, and competes with other renewable energy sources such as wind, hydro and solar. One significant advantage of biomass energy over other renewable forms of energy, is that biomass is capable of delivering energy on a 24/7 basis, whereas wind, hydro and solar energy sources are all subject to natural weather fluctuations.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Dynamotive Canada Inc., federally incorporated under the laws of Canada; Dynamotive Corporation, incorporated under the laws of Rhode Island, U.S.A.; Dynamotive USA Inc. incorporated under the laws of Delaware, U.S.A.; Dynamotive Latinoamericana S.A., incorporated under the laws of Buenos Aires, Argentina; First Resources Corporation, incorporated under the laws of British Columbia, Canada. In addition, the Company maintains an 80% ownership interest in Dynamotive Europe Limited, formally known as Dynamotive Technologies (UK) Ltd, incorporated in the United Kingdom and owns a 99.98% interest in the West Lorne BioOil Co-Generation LP, formed under the laws of Ontario, Canada. Dynamotive Canada Inc. acts as the General Partner of the Limited Partnership, which operates the West Lorne BioOil and electricity generation plant.

The Company also holds a 51% interest of Dynamotive Biomass Resource Corporation, incorporated under the laws of British Columbia, Canada, which the Company has determined to be a variable interest entity.

These financial statements have been prepared on the going concern basis, which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future.

Dynamotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2007 and 2006	(in U.S. dollars)

2.	UNAUDITED INTERIM FINANCIAL STATEMENTS

The unaudited balance sheet at March 31, 2007 and the unaudited interim statements of loss and deficit and cash flows for the three-month periods ended March 31, 2007 and 2006, in the opinion of management, have been prepared on the same basis as the audited consolidated financial statements of the Company for the year ended December 31, 2006. These interim financial statements include all adjustments necessary for the fair statement of results of the interim periods. The data disclosed in the notes to the interim consolidated financial statements for this period are also unaudited. Results for the three months ended March 31, 2007 are not necessarily indicative of the results to be expected for the full year. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2006, and the summary of significant accounting policies included therein.

The accounts of the Company and its consolidated subsidiaries are measured using the Canadian dollar as the functional currency. Monetary items denominated in foreign currencies are translated into Canadian dollars using exchange rates in effect at the balance sheet date and non-monetary items are translated using historical exchange rates. Exchange gains or losses arising on the translation or settlement of foreign currency denominated monetary items are included in the determination of net income.

The Company uses the U.S. dollar as the reporting currency for its consolidated financial statements. Assets and liabilities are translated into U.S. dollars using current exchange rates in effect at the balance sheet date and revenue and expense accounts are translated using the average exchange rate during the three months. Gains and losses resulting from this process are recorded in shareholders’ deficit as an adjustment to the cumulative translation adjustment account.

3.	GUARANTEE PROVIDED BY DYNAMOTIVE

In 2001, Border Biofuels Limited (“BBL”) a company 75% owned by Dynamotive, entered into a credit facility with Bank of Scotland for a maximum of $393,740 (£200,000). The credit facility is denominated in British Pounds Sterling. Interest is charged at the bank’s base rate plus 3%. The credit facility is guaranteed by the Company. During 2002 BBL became insolvent. If the Bank is unable to realize on its security with BBL, it has the right to seek settlement from the Company for payment. Although there is currently no indication that the Bank will pursue the Company, the Company has recognized the full amount of the guarantee as a current liability and included the impact as part of the 2002 (December) loss from discontinued operations. As BBL remains in liquidation at March 31, 2007, there has been no change in status regarding the settlement of the credit facility.

4.	DEFFERED REVENUE

In 2006, the Company received a total of $950,000 in payments from three unrelated companies as licensing fees. $500,000 from Rika Ltd. as payment for a Master License to develop project opportunities in the Ukraine and the Baltic republics using Dynamotive’s patented pyrolysis technology; $150,000 from Classic Power Inc. as an initial payment on a Plant License for Guelph, Ontario, Canada; $200,000 from Renewable Oil Corporation Pty Ltd. (“ROC”) for a Master License to develop project opportunities in Australia and $100,000 from ROC as a deposit on an initial plant license.

Deferred revenue is net of $330,000 advanced to entities controlled by Rika Ltd. and a $100,000 long-term investment in ROC.

All the above funds are non-refundable and have been recorded as deferred revenue.

Dynamotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2007 and 2006	(in U.S. dollars)

5.	Share Capital

	[a]	Authorized share capital

The Company’s authorized capital consists of an unlimited number of common shares with no par value and unlimited Class A preferred shares with no par value each having attached special rights and restrictions. No preferred shares were issued and outstanding at March 31, 2007.

[b]	Issued and outstanding share capital

	March 31, 2007	December 31, 2006
	$	$

Issued and outstanding
Common Shares 182,794,663 [December 31, 2006 –	91,634,987	85,127,873
171,765,776]

		Number of
Common Share Issuance Summary for the Period	$	Shares

Share Capital, December 31, 2006	85,127,873	171,765,776
Private placement issued for cash, net of finder’s fee	2,062,376	2,280,259
Share issued from exercised of option for cash	283,183	644,166
Share issued from exercised of warrants for cash	3,204,261	7,225,996
Share issued for commercial services	957,294	878,466

Share Capital, March 31, 2007
Common shares without par value	91,634,987	182,794,663

Dynamotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2007 and 2006	(in U.S. dollars)

5.	SHARE CAPITAL (CONT’D)

	[c]	Shares to be issued

At March 31, 2007, the Company has 1,304,740 common shares to be issued which are comprised of:

(i) 360,188 common shares which are to be issued to senior management, directors and non-employees for services rendered under compensation arrangements with a fair value of $361,051;

(ii) 838,204 common shares which are to be issued to directors and officers as bonuses with a fair value of $700,530; and

(ii) Nil common shares relating to a private placement commenced during the first quarter of 2007 to raise funding of up to $3.5 million, 106,348 common shares are related to exercise of warrants and nil common shares are related to exercise of options. At March 31, 2007, the Company has received $94,857 in cash for these shares to be issued.

[d]	Stock options

At March 31, 2007, the following stock options to Directors, employees and others were outstanding:

	Options Outstanding			Options Exercisable
	Number	Weighted-	Weighted-	Number	Weighted-
Range of	Outstanding	Average	Average	Outstanding	Average
Exercise	at March 31,	Remaining	Exercise	at March 31,	Exercise
Prices	2007	Contractual	Price	2007	Price
		Life

$0.20 - $0.23	4,735,617	6.52 years	$0.21	4,735,617	$0.21
$0.33 - $0.50	9,553,500	5.11 years	$0.47	9,473,500	$0.47
$0.58 - $0.90	463,750	2.15 years	$0.58	463,750	$0.58
$1.00 - $1.35	1,420,000	3.96 years	$1.19	132,500	$1.01
$1.50 - $1.60	872,500	2.38 years	$1.59	872,500	$1.59
	17,045,367			15,677,867

From time to time, the Company has provided incentives in the form of share purchase options to the Company’s directors, officers, employees and others. The Company has reserved 27,419,200 (15%) of common shares for issuance upon the exercise of stock options of which at March 31, 2007, 10,373,832 are available to be granted. The exercise price and the vesting terms of the options are determined by the Compensation Committee. The exercise price will generally be at least equal to the market price of the common shares at the date of the grant. Stock options granted are also subject to certain vesting provisions as determined by the Compensation Committee.

Dynamotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2007 and 2006	(in U.S. dollars)

5.	SHARE CAPITAL (CONT’D)

Stock option transactions for the respective periods and the number of stock options outstanding are summarized as follows:

	No. Common	Weighted Average
	Shares Issuable	Exercise Price
Balance, December 31, 2006	16,889,533	0.39
Options granted	800,000	0.82
Options forfeited or expired	—	—
Options exercised	(644,166)	0.44
Balance, March 31, 2007	17,045,367	0.52

[e]	Common share purchase warrants

At March 31, 2007 the common share purchase warrants outstanding were as follows:

	No. of Common	Exercise
	Shares Issuable	Price	Expiration Date
Series Q Warrants	1,221,677	$0.20 to $0.75	April 01, 2007 – Aug 31, 2008
Series R Warrants	500,000	$0.20	August 31, 2008
Series S Warrants	14,743,445	$0.44 to $2.06	April 05, 2007 – May 31, 2011
Series U Warrants	946,348	$0.46 to $0.53	September 22, 2008 – January 21, 2009
Total	17,411,470

Summary of warrants exercised and issued during the three month period ending March 31, 2007:

		Number of Common Shares Issuable
		via Warrants	via Warrants	via Warrants
		Issued	exercised	cancelled
		during the 3-	during the 3-	during the 3-
		month	month	month
		Period	Period	Period
		ending	ending	ending
	at December	March 31,	March 31,	March 31,	at March 31,
	31, 2006	2007	2007	2007	2007	Exercise Price
Series Q Warrants	3,545,203	—	(2,284,786)	(38,740)	1,221,677	$0.20 to $0.75
Series R Warrants	2,500,000	—	(1,680,000)	(320,000)	500,000	$0.20
Series S Warrants	19,286,163	821,121	(3,261,210)	(2,102,629)	14,743,445	$0.44 to $2.06
Series U Warrants	946,348	—	—	—	946,348	$0.46 to $0.53
	26,277,714	821,121	(7,225,996)	(2,461,369)	17,411,470

Dynamotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2007 and 2006	(in U.S. dollars)

5.	SHARE CAPITAL (CONT’D)

[f]	Stock appreciation rights

In 1998, the Company established a stock appreciation rights plan whereby the participants will be entitled to require the Company to redeem the stock appreciation rights (“SA Rights”) for an amount equal to the excess of the market value of the underlying common shares over the initial value of the SA Right at the date of grant. The SA Rights have vested as the Company achieved stock value targets as defined in the agreement.

The Company also has the right to redeem the SA Rights at its option under certain circumstances. The Company has the sole exclusive election to redeem the SA Rights in cash, shares or in a combination of cash and shares. The number of SA Rights that can be granted under the plan until December 31, 2008 cannot exceed 2,500,000.

There were 300,000 SA Rights with an initial value of $0.40 outstanding at December 31, 2006 and March 31, 2007. These SA Rights will expire on December 31, 2008.

[g]	Contributed surplus

The following is a continuity of contributed surplus for the respective periods:

Contributed
Surplus
$
Balance, December 31, 2005	13,047,158
Escrow shares cancelled/forfeited	247,368
Loss on sale of subsidiary	420,400
Stock-based compensation expense	3,085,601
Balance, December 31, 2006	16,800,527
Stock-based compensation expense	944,642
Balance, March 31, 2007	17,745,169

6.	RELATED PARTY TRANSACTIONS

The transactions with related parties are in the normal course of operations and are recorded at amounts established and agreed between the related parties. The Company had the following transactions with related parties during the quarter:

Consulting fees and salaries of $302,534 for the quarter (2006 - $261,113) have been accrued and paid to Directors (or companies controlled by Directors) of the Company. Included in the amount above, is $3,903 (2005 - $nil) paid by stock based compensation.

The amounts due from/to related parties, which are non-interest bearing, unsecured and due on demand, are comprised of the following:

	2007	2006
	$	$
Receivable
Due from directors and officers	23,436	3,059

Payable
Due to directors and officers	1,387,338	979,797

Dynamotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2007 and 2006	(in U.S. dollars)

7.	SUPPLEMENTARY CASH FLOW INFORMATION

Components of changes in non-cash balances related to operations are:

	Three Months Ended
	March 31,
	2007	2006
Net change in non-cash working capital	$	$

Account receivable	(349,801)	(233,823)
Prepaid expenses and deposits	222,812	79,629
Accounts payable and accrued liabilities	232,591	644,287
	105,602	490,093

8.	SEGMENTED FINANCIAL INFORMATION

In 2007 and 2006, the Company has only one reportable segment, BioOil Power Generation. The BioOil Power Generation segment relates to the biomass-to-energy technology. Substantially all of the Company’s operations and assets are in Canada and are solely focused on the development and commercialization of its Fast Pyrolysis technology. BioOil Power Generation is a biomass-to-energy technology that converts low value forest waste and agricultural by-products into BioOil for use in power generation or other industrial energy purposes.

All of the loss for the three month periods ended March 31, 2007 ($3,239,097) and March 31, 2006 ($3,297,894) is attributable to the BioOil segment.

9.	SUBSEQUENT EVENTS

On April 5, 2007 the Company entered into certain amended agreements with Erie Flooring and Wood Products (“Erie”) regarding the supply by Erie of wood to the West Lorne BioOil plant over the next 12 years at no charge and the provision of char from the BioOil plant to Erie at no charge. In relation to these agreements, Dynamotive agreed to pay for the purchase and installation of a char based boiler system and related char delivery infrastructure. The terms include an immediate payment of $500,000 to Erie and a further $359,000 to Erie in equal monthly payments plus 8% interest, over the next 10 years for the purchase of the boiler.